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SilverCrest Announces C$6 Million Bought Deal Private Placement

TSX-V: SIL | OTCQX: SVCMF	For Immediate Release

VANCOUVER, BC – November 30, 2017 - SilverCrest Metals Inc. (“SilverCrest” or the “Company”) is pleased to announce that it has entered into an agreement with a syndicate of underwriters (the “Underwriters”) led by National Bank Financial Inc. and PI Financial Corp., and including Cormark Securities Inc. and Eight Capital Corp., pursuant to which the Underwriters will purchase for their own account, or arrange for substituted purchasers to purchase, on a bought-deal private placement basis 5,715,000 units of the Company (“Units”) at a price of C$1.05 per Unit for aggregate gross proceeds to the Company of C$6.0 million (the “Offering”). Each Unit will consist of one common share of the Company (a “Common Share”) and one-half of one common share purchase warrant (each whole warrant, a “Warrant”). Each Warrant will be exercisable to purchase one Common Share at an exercise price of C$1.45 for a term of 24 months from the closing date of the Offering.

The Underwriters will also have an option (the “Underwriters’ Option”), exercisable until 48 hours prior to the closing of the Offering, to purchase from the Company up to an additional 3,810,000 Units at C$1.05 per Unit for additional gross proceeds to the Company of up to C$4.0 million.

The Company will pay the Underwriters a cash commission of up to 6% of the gross proceeds of the Offering, including any proceeds realized on exercise of the Underwriters’ Option.

The net proceeds of the Offering will be used for the Company’s continued exploration and drilling programs, to finalize a maiden resource estimate for the Las Chispas Project, and for general corporate purposes.

The Offering is scheduled to close on or about December 19, 2017 and is subject to a number of conditions, including receipt of all necessary securities regulatory approvals. The securities to be issued under the Offering will have a statutory hold period of four months and one day from the closing date of the Offering.

It is anticipated that related parties of the Company will acquire Units under the Offering. Such participation would be considered to be "related party transactions" within the meaning of TSX Venture Exchange Policy 5.9 and Multilateral Instrument 61-101 ("MI 61-101"). The Company intends to rely on the exemptions from the formal valuation and minority approval requirements of MI 61-101 contained in sections 5.5(b) and 5.7(1)(b) of MI 61-101 in respect of related party participation. The securities of the Company are not listed or quoted on certain markets specified in MI 61-101 and neither the aggregate fair market value of the Units to be distributed to nor the consideration to be paid by related parties will exceed C$2.5 million.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful. The securities have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

ABOUT SILVERCREST METALS INC.
SilverCrest is a Canadian precious metals exploration company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and targeting production in Mexico’s historic precious metal districts. The Company’s current focus is on the high-grade, historic Las Chispas mining district in Sonora, Mexico. SilverCrest is the first company to successfully drill-test the historic Las Chispas Project resulting in numerous discoveries. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

FORWARD-LOOKING STATEMENTS
This news release contains “forward-looking statements” within the meaning of Canadian securities legislation. Such forward-looking statements concern the net proceeds from the Offering, the intended use of proceeds, and the scheduled closing date for the Offering. Such forward-looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: conditions in general economic and financial markets; timing and amount of capital expenditures; and effects of regulation by governmental agencies. The actual results could differ materially from those anticipated in these forward looking statements as a result of the risk factors including: the availability of funds; the timing and content of work programs; results of exploration activities of mineral properties; the interpretation of drilling results and other geological data; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company’s management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

N. Eric Fier, CPG, P.Eng	For Further Information:
President & CEO	SilverCrest Metals Inc.
SilverCrest Metals Inc.	Contact:	Fred Cooper, Investor Relations
	Telephone:	+1 (604) 694-1730
	Fax:	+1 (604) 357-1313
	Toll Free:	1-866-691-1730 (Canada & USA)
	Email:	info@silvercrestmetals.com
	Website:	www.silvercrestmetals.com
570 Granville Street, Suite 501
Vancouver, British Columbia V6C 3P1

Neither TSX Venture Exchange nor its Regulation Services Provider (as defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.